Exhibit 99.2

X3 Holdings Co., Ltd.

PROXY FOR 2026 ANNUAL MEETING OF SHAREHOLDERS

February 9, 2026

THE BOARD RECOMMENDS A VOTE FOR

THE PROPOSALS AND NOMINEES:

PROPOSAL 1 - SHARE CAPITAL INCREASE

“as an ordinary resolution, to approve that the Company’s authorised share capital of the Company be increased from US$150,000 divided into 4,980,000,000 class A ordinary shares of a par value of US$0.00003 each (the “Class A Shares”) and 20,000,000 class B ordinary shares of a par value of US$0.00003 each (the “Class B Shares”) to US$1,500,000 divided into 49,980,000,000 Class A Shares and 20,000,000 Class B Shares, by creation of an addition of 45,000,000,000 Class A Shares (the “Share Capital Increase”).”

FOR	AGAINST	ABSTAIN

PROPOSAL 2 - VARIATION OF VOTING RIGHTS

“as an special resolution, to approve that immediately following the Share Capital Increase, the number of votes attaching to the class B ordinary shares be increased from thirty (30) votes per share to one hundred (100) votes per share (the “Variation of Voting Rights”).”

FOR	AGAINST	ABSTAIN

PROPOSAL 3 - NINTH AMENDMENT OF MEMORANDUM

“as a special resolution, to adopt the ninth amended and restated memorandum and articles of association in replace of the Company’s currently in effect eighth memorandum and articles of association to reflect the changes in connection with the Share Capital Increase and Variation of Voting Rights.”

FOR	AGAINST	ABSTAIN

PROPOSAL 4 - SHARE CONSOLIDATION

“as an ordinary resolution that, in the event that the closing bid price per listed Class A Shares on the Nasdaq Stock Market falls below US$1.00 and conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date within one (1) calendar year after the conclusion of the Meeting to be determined by the Board:

(a)	every two hundred (200) issued and unissued existing Class A Ordinary Shares of a par value of US$0.00003 each, or such lesser whole share amount of not being less than two (2) as the Board may determine in its sole discretion, be consolidated into one (1) class A ordinary share (the “Consolidated Class A Ordinary Shares”), where such Consolidated Class A Ordinary Shares shall rank pari passu in all respects with each other and have the same rights and are subject to the same restrictions (save as to nominal value) as the existing Class A Ordinary Shares as set out in the Ninth Amendment of Memorandum;

(collectively, the “Share Consolidation”);

(c)	all fractional entitlements to the issued Consolidated Class A Ordinary Shares resulting from the Share Consolidation will not be issued to the shareholders of the Company and instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number; and

(d)	the Board be authorised and directed to do all such acts and things as it may consider necessary or desirable for the purpose of effectuating the Share Consolidation, including determining the definitive ratio of the Share Consolidation, the effective date of the Share Consolidation and any other changes to the Company’s authorised share capital in connection with and as necessary to effect the Share Consolidation.”

FOR	AGAINST	ABSTAIN

PROPOSAL 5 - SHARE CONSOLIDATION MEMORANDUM AMENDMENT

“as a special resolution that, subject to and immediately following the Share Consolidation being effected, the relevant clauses and provisions of the memorandum and articles of association of the Company then in effect be amended to reflect the Shares Consolidation.”

FOR	AGAINST	ABSTAIN

PROPOSAL 6 – ADJUORNMENT OF THE MEETING

“as an ordinary resolution to adjourn the meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposals 1 to 5.”

FOR	AGAINST	ABSTAIN

This Proxy is solicited on behalf of the management of X3 Holdings Co., Ltd. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

Bayside Center 1

17755 US Highway 19 N

Suite 140

Clearwater

FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Consent to electronic delivery of proxy material: __________________________(email address)

Signature of Shareholder

Signature of Joint Shareholder

Dated: